Exhibit 3.1

Amended Article FIFTH to Amended Articles of Incorporation
of First Financial Bancorp

FIFTH: The number and qualification of directors of the corporation shall be fixed from time to time by its Code of Regulations.  The number of directors may be increased or decreased as therein provided but the number thereof shall in no event be fixed at less than nine. At the annual meeting of shareholders in 2011 and at each annual meeting of shareholders thereafter, the successors to that class of directors whose term then expires shall be elected to hold office for a term expiring at the next annual meeting of shareholders and until a successor is elected, or until the director’s earlier resignation, removal from office, or death. Directors elected at the 2009 and 2010 annual meetings of shareholders shall hold office until, respectively, the 2012 and 2013 annual meeting of shareholders and until a successor is elected, or until the director’s earlier resignation, removal from office, or death. Any director elected to fill a vacancy in the board of directors that results from an increase in the number of directors of the corporation shall be elected to hold office for a term expiring at the next annual meeting of shareholders and until a successor is elected, or until the director’s earlier resignation, removal from office, or death. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his or her predecessor.   No reduction in the number of directors shall of itself have the effect of shortening the term of an incumbent director.